SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)(1)

                                 RICH COAST, INC
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   762901 10-6
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                                 (CUSIP Number)

                                  June 11, 1998
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |X| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762901 10-6             SCHEDULE 13G
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Dominion Capital Fund Ltd.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
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                  5     SOLE VOTING POWER

                        5,483,641 (see Note A)
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           N/A
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              5,483,641 (see Note A)
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        N/A
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,483,641 (see Note A)
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |_|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      36%
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12    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1      (a)   NAME OF ISSUER

                  RICH COAST,  INC.

            (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  10200 Ford Road
                  Dearborn, MI 48126

ITEM 2      (a)   NAME OF PERSON FILING

                  Dominion Capital Fund Ltd.

            (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  C/o Citco Fund Services Ltd.
                  Bahamas Financial Center
                  Shirley and Charlotte Streets
                  P.O. CB 13146
                  Nassau, Bahamas

            (c)   CITIZENSHIP

                   Bahamas

            (d)   TITLE OF CLASS OF SECURITIES

                  Common Stock, $.001 par value

            (e)   CUSIP NUMBER

                  762901 10-6

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)   |_| Broker or dealer registered under section 15 of the Act

(b)   |_| Bank as defined in section 3(a)(6) of the Act

(c)   |_| Insurance company as defined in section 3(a)(19) of the Act

(d) |_| Investment company registered under section 8 of the Investment Company Act of 1940

(e)   [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
(j)
      If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4 OWNERSHIP

      (a)   Amount beneficially owned:

            5,483,641 (see Note A)

      (b)   Percent of class:

             36 %

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 5,483,641
                  (see Note A)

            (ii)  Shared power to vote or to direct the vote: N/A

            (iii) Sole power to dispose or to direct the disposition of:
                  5,483,641 (see Note A)

            (iv) Shared power to dispose or to direct the disposition of: N/A

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            N/A

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            N/A

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

            N/A

ITEM 10 CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             April 14, 2000
                                             -----------------------------------
                                                           (Date)

                                             Dominion Capital Fund Ltd.
                                             -----------------------------------
                                             (Signature)

                                             By: /s/ David Sims
                                             -----------------------------------
                                             Its: DAVID SIMS
                                             -----------------------------------
                                                  DIRECTOR

                                     NOTE A

Based on information provided by the Issuer, there are currently outstanding 9,914,889 shares of the Common Stock of the Issuer.

Reporting Person currently owns no shares of the Common Stock of the Issuer.

Reporting Person holds $ 771,000 principal amount of the Issuer's 8% Convertible Debenture Due June 11, 2003 (the "Maturity Date"). Under its terms the Debenture and accrued interest thereon may be converted at the option of the holder at any time into common stock at a price per share equal to the lesser of $2.50 or 75% of average closing bid price for the five trading days immediately preceding the conversion date (the "Conversion Price").

The Reporting Person holds no warrants to purchase shares of Common Stock

The Debenture restricts the rights of the Reporting Person to convert into shares of Common Stock of the Issuer by the holder, if, as a result of such conversion, the Reporting Person and its affiliates would have actual ownership of more than 4.99% of the outstanding shares of the Common Stock of the Issuer

If all of the Debentures were currently fully convertible and converted, without calculating the interest on the entire principal of the Debentures, the Reporting Person's total shares of Common Stock would be 5,483,641 shares (36%).

The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.